21001451

[UNITED STATES SECURITIES AND EXCHANGE COMMI]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAR 09 2021
Washington, DC

SEC FILE NUMBER
8-67091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DWM Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Washington Blvd #500
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly US, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza #3000	NY	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Peter Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DWM Finance LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Member

Title

Notary Public

MARY BELLIS NOTARY PUBLIC CONNECTICUT MY COMM. EXP. 11/30/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) Exemption Report ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DWM FINANCE LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

DWM FINANCE LLC

CONTENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member of DWM Finance LLC
Stamford, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DWM Finance LLC (the Company) as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provided a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Baker Tilly US, LLP

New York, New York
February 12, 2021

DWM FINANCE LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2020
ASSETS	
Cash	$ 146,223
Prepaid expenses and other assets	3,178
Total assets	$ 149,401
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 11,740
Total liabilities	11,740
Commitments and Contingencies	
Member's equity	$ 137,661
Total liabilities and member's equity	$ 149,401

See accompanying notes to financial statements.

DWM FINANCE LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2020
Revenues	
Placement and service fees	$ 228,742
Expenses	
Compensation	150,000
Professional fees	43,205
Rent	6,924
Regulatory fees	5,375
Office expenses	36,353
Total expenses	241,857
Net loss	$ (13,115)

See accompanying notes to financial statements.

DWM FINANCE LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Year Ended December 31, 2020
Member's equity, beginning of year	$ 13,237
Contributions	
Cash	25,000
Non-cash	112,539
Net loss	(13,115)
Member's equity, end of year	$ 137,661

See accompanying notes to financial statements.

DWM FINANCE LLC

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2020
Cash flows from operating activities	
Net loss	$ (13,115)
Expenses paid directly by the Parent	112,539
Changes to operating assets and liabilities	
Prepaid expenses	(704)
Accounts Payable	5,740
Net cash provided by operating activities	104,460
Net cash flows from financing activities	
Capital contribution	25,000
Net cash flows provided by financing activities	25,000
Net change in cash	129,460
Cash, beginning of year	16,763
Cash, end of year	$ 146,223

Supplemental disclosures of noncash financing information

During the year ended December 31, 2020, member contributions included $112,539 of forgiveness of debt owed by DWM Finance LLC to DWM Asset Management LLC.

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

DWM Finance LLC (the "Company") was formed under the laws of the State of Connecticut in March 2005 and became a wholly owned subsidiary of DWM Holdings, LLC (the "Parent") on December 21, 2007. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and has been a member of the Financial Industry Regulatory Authority ("FINRA") since September 18, 2006. The activities of broker-dealers are regulated by industry rules developed through the Securities Exchange Act of 1934 and rules and regulations of FINRA. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of any customer funds or securities and is exempt from the requirements of SEC Rule 15c3-3. The Company is economically dependent on funding from its parent.

The Company is a registered broker dealer that provides debt and equity structuring services, debt and equity capital placement, mergers, acquisition advisory services and financial advisory services primarily to microfinance institutions in the developing world. The Company earns advisory fees as well as fees based on the value of transactions. The Company places securities for third parties as well as for funds managed by its affiliate, DWM Asset Management LLC.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Performance Obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Placement and Service Fees

Revenues are recognized when the Company's fees and commissions have been earned, services are complete, revenues are determinable, and collection is determined as reasonably assured. Typically, the performance obligation is satisfied when capital is raised on behalf of our customers.

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances in banks which at times may be in excess of the Federal Deposit Insurance Corporation (FDIC) insured limits. The Company incurred no credit losses due to this concentration during 2020. It is the Company's policy to review, as necessary, the credit standing of such counterparties.

Recently Issued Accounting Standards

There are none that affect the financials of the company.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business.

Income Taxes

The Company's net income or loss is reported on its Parent's return. Neither the Company nor its Parent are taxpaying entities for Federal income tax purposes and thus no Federal income tax expense has been recorded in the accompanying financial statements. Income of the Company is taxed to the member in its respective returns.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. Based on its analysis, the Company's management has determined it has not incurred any liability for unrecognized tax benefits as of December 31, 2020.

The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2015, which is the standard statute of limitations look-back period.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for year ended December 31, 2020.

2. Related-Party Transactions

The Company is a party to an Expense Sharing Agreement with DWM Asset Management, LLC (the "Related Party"), another company wholly owned by the Parent. Under the terms of this agreement, the Related Party pays all rent in addition to certain other expenses including personnel, telephone, and office expenses and apportions a fixed amount via the Parent to the Company. Expense sharing charges totaled $192,924 for the

year ended December 31, 2020. The amount forgiven by the Parent for 2020 totaled $112,539 and is included as a capital contribution on the statement of changes in member's equity.

3. Major Clients

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue, as follows:

For the year ended December 31, 2020, revenue received from four clients accounted for 100% of revenue, where revenue received from Customer's A, B and C accounted for 19%, each, respectively and 44% from customer D.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company has net capital of $134,483, which was $129,483 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 8.73%.

5. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential number of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential number of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Revenue Concentration

The Company has been dependent on a relatively small number of customers for a substantial portion of its revenue, although the customers comprising this group have changed from time to time. For 2020 the Company received revenue from four customers.

7. Commitments.

The Company has no commitments at December 31, 2020.

8. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure from the statement of financial condition date through February 12, 2021, which represents the date these financials statements are available to be issued and has not identified any additional subsequent events that required adjustment or disclosure in these financial statements.

DWM FINANCE LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3 - 1 OF THE SECURITIES AND EXCHANGE COMMISSION

		Year Ended December 31, 2020
Total member's equity		$ 137,661
Deductions		
Non-allowable assets:		
Prepaid expenses and other assets	3,178	
Total non-allowable assets		3,178
Net capital		$ 134,483
Aggregate indebtedness		
Accounts payable and accrued expenses	11,740	
		$ 11,740
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)		$ 5,000
Excess net capital		$ 129,483
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required.		$128,483
Percentage of aggregate indebtedness to net capital		8.73%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2020.

SCHEDULE II - COMPUTATION FOR THE DETERMINATION OF REVENUE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHNAGE COMISSION

December 31, 2020

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III - INFORMATION RELATING TO THE POSSESION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHNAGE COMISSION

December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member of DWM Finance LLC
Stamford, Connecticut

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DWM Finance, LLC stated that DWM Finance, LLC will not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, (2) DWM Finance, LLC stated that, during the reporting period, DWM Finance, LLC (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), and (3) DWM Finance, LLC stated that DWM Finance, LLC met the identified exemption provisions throughout the year ended December 31, 2020 without exception. DWM Finance LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DWM Finance LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

New York, New York
February 12, 2021

DWM FINANCE LLC

STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT

December 31, 2020

The Company does not effect transactions for customers, as defined in Rule 15c3-3 and accordingly claims exemption from preparing the computations as defined in this Rule.

DWM Finance, LLC • Member FINRA/SIPC
750 Washington Blvd, 5th Floor • Stamford • CT 06901
www.dwmarkets.com tel: 1.203.655.5453
fax: 1.203.656.9528

DEVELOPING
WORLD
MARKETS

DWM Finance, LLC Exemption Report

DWM Finance, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DWM Finance, LLC

I, Peter Johnson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________

Title: Partner

Date: February 12, 2021